

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 16, 2007

Via U.S. Mail and Facsimile

Mr. Kim Bradford
President and CEO
Osage Exploration and Development, Inc.
888 Prospect Street
Suite 210
La Jolla, CA 92037

>   **Re: Osage Exploration and Development, Inc.**
>   **Registration Statement on Form 10-SB**
>   **Filed July 6, 2007**
>   **File No. 0-52718**
>
>   **Form 10-QSB for the quarter ended June 30, 2007**
>   **Filed July 30, 2007**
>   **File No. 0-52718**

Dear Mr. Bradford:

        We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document.

For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere in the document does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

Form 10-SB

2.   The Form 10-SB registration statement will become automatically effective 60 days from the date you filed it with the Commission. See Section 12(g)(1) of the Securities Exchange Act of 1934. As you acknowledge at page 3 of the filing, upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934. As you assert that this is a voluntary filing, you may withdraw the filing so that it does not become effective in a deficient form. Please contact us if you need to discuss this alternative.

3.   We note that you filed a Form 10-QSB for the quarter ended June 30, 2007. Correspondingly update the disclosure in the Form 10-SB as appropriate, including for the interim financial statements for the quarter ended June 30, 2007.

4.   We note the Form 8-K you filed on August 13, 2007 to announce that you have entered into a carried interest agreement with Gold Oil Plc and Empesa Petrolera de Servicios y Asesorias, S.A. whereby you farmed-in to approximately 165 square mile Rosablanca concession in Colombia. Correspondingly update the disclosure in the Form 10-SB as appropriate, including a description of the property and a summary of the material terms of the carried interest agreement. In your MD&A. state how you obtained the $1.2 million that you paid to Gold, the expected cost of drilling under the agreement, how you expect to fund the cost of drilling, and when drilling will commence.

5.   We note your use of the terminology "proved reserves" and "proven reserves" throughout your filing. Be advised that the term "proved" is recognized for the oil and gas industry by SFAS 19 and SFAS 69 and Regulation S-X. As such, please remove the term "proven" from your filing to avoid investor confusion.

6.   Include all the exhibits for Form 10-SB required by the exhibit table in Regulation S-B Item 601(a) as described in Item 601(b). In this regard, file the following exhibits or tell us why such exhibits are not required:

   o   the contract for the purchase of the Hansford property;
   o   the carried interest agreement for your Colombia property;
   o   all contracts described in the Certain Relationships and Related Transactions section;
   o   the stock subscription notes receivable; and
   o   a list of subsidiaries.

Mr. Kim Bradford
Osage Exploration and Development, Inc.
August 16, 2007
Page 3

Description of the Business

Business Development, page 1

7.   You state that on April 24, 2006, you merged with a Nevada public shell
      corporation, Kachina Gold Corporation. Define in context the term "public shell
      corporation." In that regard, it does not appear that Kachina Gold filed with the
      Commission using that name.

8.   You state in the last sentence of the second paragraph in this section that on July 2
      the domicile of the company was changed to Delaware and the company's name
      was changed to its current name. It appears that this took place in 2007. If true,
      please so specify.

Business of Issuer, page 1

9.   We note your statement that in January 2006 you acquired a working interest in
      property in Hansford County, Texas. We also note your disclosure in Note 3 to
      the Notes to Consolidated Financial Statements in your Form 10-QSB in regard to
      the Hansford property that you did not acquire a contiguous lease as of July 31,
      2007. As a result of your failure to acquire a contiguous lease, the seller has the
      right to refund 90% of the initial purchase price and void the agreement. In the
      registration statement please provide a description of the material terms of the
      acquisitions agreement(s) for the Hansford property. In addition, state whether,
      since you are in default and the seller can void the agreement, you will continue to
      spend money and perform your obligations under the agreements(s), especially in
      light of your disclosure that your revenues from your operations in Oklahoma are
      insufficient to commence drilling in Hansford. We note that you are required to
      place $445,810 in escrow for drilling and completion of the first test well by
      August 15, 2007. State whether you have done that.

10.   More fully describe the type of interest you have in the Osage and Hansford
      properties. For example, you state that you own 100% of the working interest in
      the Osage property and an 85% working interest in the Hansford property. On
      page 2 you state that you pay royalties of 18.75% to mineral owners and owners
      of overriding royalties on your leases. Identify to whom you pay royalties on
      each property, describe their interest in the properties and the material terms of
      the agreements you have with them, and file as exhibits your agreements with
      these persons.

11.   Reference to Exhibit 10.3 and to the financial statements suggests that you have at
      least one subsidiary. Please identify all subsidiaries, and describe their business.

Distribution Methods, page 1

12.   You state that you distribute the oil you produce through oil gathering companies and that your distribution agreements provide for an oil wholesaler to pick up your oil and pay you the market price. You also state that there are several companies that can pick up your oil. However, on page 2 you state that you currently sell all your production to Sunoco. Please reconcile these statements. Briefly describe the material terms of your agreements with Sunoco, including any credit terms that you extend to it.

Competitive Business Conditions, page 2

13.   Please describe your competitive position in the industry, both for leasehold rights and equipment.

Source and Availability of Raw Materials, page 2

14.   Even if you regularly use Halliburton and Schlumberger, delete their names or revise to explain why this information would be relevant.

Existing or Probable Governmental Regulation, page 2

15.   At page 3, you disclose that you have one full-time employee. Revise to clarify your statement in this section that you "have people who visit our properties in Oklahoma on a regular basis to be certain there are no mishaps which are not corrected promptly."

Costs and Effects of Compliance with Environmental Laws, page 3

16.   Specify the costs of compliance with the environmental laws, as required by Item 101(b)(11) of Regulation S-B.

Periodic Reports and Available Information, page 2

17.   Please revise the address you provide for the SEC. The correct address is: 100 F Street N.E., Washington, D.C. 20549.

Management's Discussion and Analysis of Operation, page 3

18.   Eliminate any suggestion that disclosure in this or in any of your filings constitutes forward-looking statements within the meaning of the PSLRA. The Act does not apply to statements made by issuers of penny stock, as defined by Rule 3a51-1 of the Securities Exchange Act of 1934.

Liquidity and Resources, page 4

General

19.   Please expand your discussion to address your financial condition and results of
       operations and prospects for the future. Also address those key variable and other
       qualitative and quantitative factors which are necessary to an understanding and
       evaluation of your business, and any known trends that are reasonably expected to
       have a material impact on sales, revenue or income, and your short or long-term
       liquidity, including but not limited to the following items:

       o   your ability to continue as a going concern and plans to overcome this
           condition,
       o   your capital commitment and related contingencies associated with the deposit
           on the Hansford property,
       o   the stock purchase notes receivable, and
       o   your plans to expand into Colombia.

March 31, 2007, page 4

20.   With regard to the convertible debentures issued on February 16, 2007, disclose
       the actual effective interest rate, which appears to have been significantly higher
       than the 10% rate you suggest. In addition to the $25,000 minimum, we note by
       reference to Exhibit 10.3 the 18% rate that was to begin after the maturity date.
       Provide updated disclosure where appropriate, including the conversion
       information that appears in the Form 8-K you filed on July 31 and all material
       terms of the financing you announced in the Form 8-K filed on July 17.

December 31, 2006, page 5

21.   Expand the penultimate paragraph to explain the suggestion that "there may be
       limitations on any potential contamination liabilities."

Results of Operations, page 6

22.   Please revise so that your discussion under this heading is not merely a recitation of
       financial statements in narrative form. Refer to the Commission Guidance
       Regarding Management's Discussion and Analysis of Financial Condition and
       Results of Operations (Release No. 33-8350), which states: "We would expect a
       good introduction or overview to provide a balanced, executive-level discussion that
       identifies the most important themes or other significant matters with which
       management is concerned primarily in evaluating the company's financial condition
       and operating results."

Security Ownership of Certain Beneficial Owners and Management, page 12

23.   We note the Form 8-K you filed on July 31, 2007 and the Schedule 13G filed on
        August 10, 2007 in regard tot eh conversion by Vision Opportunity Master Fund.
        Ltd.   Please update the information provided on both of these tables to a more
        recent practicable date.

24.   List the natural person(s) with the right to vote or dispose of the shares held by
        Babcock Trust. See Rule 13d-3.

25.   Both here and in Item 5, please list all of the officer positions held by Mr.
        Bradford. He signed as Secretary the Plan of Reorganization and Agreement of
        Merger filed as Exhibit 2.1, and the footnote 1 text at page 12 indicates he was
        elected CEO at the same time he was elected president.

Directors and Executive Officers, Promoters and Control Persons, page 13

26.   Specify whether Mr. Bradford still works with Catalyst Consulting Partners and
        Decision Capital Management, and state the month he started Catalyst. If Mr.
        Bradford still works for Catalyst or Decision, state how many hours he will
        devote to Osage's business.

27.   Specify the month Mr. Franklin left Franklin Energy Management, and eliminate
        any gaps or ambiguities with regard to time in the five-year period. Also clarify
        the nature of his "involvement" with the registrant.

28.   Revise Mr. Furman's biography to provide a detailed discussion of the most
        recent five years, including the months and years he held each position or office.
        For jobs held prior to the five-year period, make this clear by including the years
        in which he worked for the named employer. Identify by name each employer.

Executive Compensation, page 15

29.   On August 29, 2006, the Commission adopted amendments to the disclosure
        requirements for executive and director compensation, related person transactions,
        director independence and other corporate governance matters. See Release No.
        33-8732A (effective Nov. 7, 2006). Ensure that you provide complete disclosure
        compliant with the amended requirements. For example, provide summary
        compensation information in the tabular format Item 402(b)(1) of Regulation S-B
        requires. Also refer to the amended disclosure requirements contained in Items
        404 and 407 of Regulation S-B.

Certain Relationships and Related Transactions, page 15

30.   Identify each company to which you refer in the first two paragraphs, and ensure that the respective biographical sketches for Messrs. Franklin and Furman discuss the company.

31.   With regard to Mr. Furman's contract, state whether you consider the terms to be equivalent to those you would receive from an unaffiliated third party.

32.   In this section describe the material terms of the change in control transaction that occurred in December 2006, including the material terms of the note.

Market Price of and Dividends on Our Common Stock and Related Stockholder Matters, page 17

33.   We note from the press release issued July 16, 2007 that your trading symbol has changed to OEDV.PK. Please update the reference in this section.

Recent Sales of Unregistered Securities, page 18

34.   Disclose the price or imputed price per share for each transaction you describe.

35.   Add a description of the July 2007 sale of convertible debentures.

36.   Revise the last paragraph in this section to explain the reference to "in less than ZERO instances," and make parallel revisions elsewhere in the document where this phrase appears.

Consolidated Statement of Operations, page F-3

37.   We note the weighted average number of shares for the years ended December 31, 2006 and 2005 and the three month periods ended March 31, 2007 and 2006. Tell us how you have treated the 18,835,000 shares issued on December 28, 2006 in your weighted average share calculations for each of these periods. Include an explanation of how this treatment conforms to SFAS 128 and Staff Accounting Bulletin Topic 4:D.

38.   Revise your earnings per share footnote disclosure to address how you have treated the 18,835,000 shares issued on December 28, 2006 in your weighted average share calculations for each period presented.

Notes to Consolidated Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies

Nature of Operations and Business Combination, page F-6

39.   The disclosure of the formation of the Registrant presented here does not agree
        with the disclosure presented in Item 1 on page one of this filing. Revise your
        filing to clearly and consistently reflect the formation of the Registrant.

Oil and Gas Properties, page F-8

40.   We note your discussion of the successful efforts method, including the treatment
        of transferring the cost of impaired properties to the balance of oil and gas
        properties being depleted. Tell us how this treatment conforms to Statement of
        Financial Accounting Standards (SFAS) 19, paragraph 28, and the impact this
        treatment has on your financial statements. We may have further comment.

41.   Your policies describe a "ceiling limitation" which appears to relate to the full
        cost accounting method for oil and gas properties described in Regulation S-X.
        This language also appears in your MD&A, where you additionally, on page 9,
        discuss capitalizing asset retirement costs as part of a full cost pool. The concept
        of a full cost pool is not applicable to the successful efforts method which you
        indicate you follow. Revise your disclosure to accurately describe the accounting
        method you follow.

Impairment of Long-lived Assets, page F-9

42.   Revise your policy description to accurately describe the method you are
        currently following. Describing SFAS 121 is not relevant to the financial
        statements in your filing, which should all have been prepared subsequent to the
        adoption of SFAS 144.

Stock Based Compensation, page F-10

43.   We note your issuance of shares for services as disclosed in the statement of cash
        flows. Revise this footnote to disclose your policy for valuing shares issued for
        services or property.

44.   Revise your footnote to indicate that you account for stock-based compensation
        using SFAS 123(R), if true, inasmuch as adoption of this standard was required.

Note 8 – Other Equity Transactions

45.   Update this section to include footnote disclosures for the interim period ended March 31, 2007. For example, your table of dilutive securities outstanding should be updated to include balances at March 31, 2007.

46.   With regard to all shares issued subsequent to the recapitalization transaction in non-cash transactions, tell us, as to each instance, whether you valued the issued shares using the market price, which is generally required.

Notes Receivable, page F-15

47.   We note the description of the purchasers here and on page 19. Revise this footnote to provide all the disclosures required by SFAS 57, paragraph 2, for related parties and to disclose the amount of stock that accredited investors who were not officers or directors received under this plan. In particular, describe the effect of this transaction on the financial statements and amounts due from related parties.

48.   Tell us the facts and circumstances you considered to determine that compensation expense for the issuance of this stock was not required by Generally Accepted Accounting Principles. Include an analysis of the requirements of SFAS 123(R) and the business purpose for this issuance in your response. We may have further comment.

Engineering Comments

Description of Property, page 10

49.   Please amend your document to disclose your unit production costs for each of the last three years per SEC Industry Guide 2, paragraph 3A(ii).

50.   We note your statement, "The Company had no significant proved undeveloped properties at December 31, 2006 and 2005." which is inconsistent with your statement on page F-8, "In January of 2006, we acquired approximately 85% of the working interest of a natural gas property consisting of 640 acres with proven undeveloped reserves located in Hansford County, Texas." Please amend your document to remove this contradiction.

Mr. Kim Bradford
Osage Exploration and Development, Inc.
August 16, 2007
Page 10

Supplemental Information about Oil and Gas Producing Activities (Unaudited), page F-19

Estimated quantities of proved reserves and proved developed reserves…, page F-20

51.   Financial Accounting Standard 69, paragraph 11 requires the disclosure of the changes to your proved reserve figures due to revisions and five other specified line items as well as explanation of any "significant changes" due to these items for each year reported. We note that your reconciliation of the changes to the standardized measure on page F-22 displays two line items for revisions, but you have omitted any revisions (or other changes aside from production) to your proved reserves. Please explain this omission to us and amend your document if it is appropriate.

52.   Please amend your document to disclose your proved developed reserves for the two prior year-ends per FAS 69, paragraph 10.

53.   Please amend your document to disclose your capitalized costs and your costs incurred for the prior two years per FAS 69, paragraphs 18 and 21.

54.   We note your statement, "The reserve estimates are believed to be reasonable and consistent with presently known physical data concerning size and character of the reservoirs and are subject to change as additional knowledge concerning the reservoirs becomes available." Please expand this to disclose whether your proved reserves comply with the Rule 4-10(a)(2)(3)(4) of Regulation S-X.

Standardized Measure of Discounted Estimated Net Cash Flows…, page F-21

55.   FAS 69, paragraph 30(b) requires the disclosure of production costs separately from significant development costs. Please amend your document to comply with this requirement and explain the reasons for any significant difference between your projected unit production costs and those derived from your consolidated statement of operations on page F-3, $41/BOE and $22/BOE for 2006 and 2005, respectively.

56.   We have reviewed your third party petroleum engineering reserve report per our July 17, 2007 telephone discussion and have the following comments:

•   Please submit narratives, maps and volumetric calculations for each of the five proved behind pipe entities in the report. Explain how you determined that the Skinner behind pipe zone has not been perforated or produced by previous operators and how you determined your 8/8ths recompletion cost of $5,000.

- Please submit engineering exhibits - producing rate vs. time extrapolation, oil cut vs. cumulative production plot and injection history/estimated fill up - in support of the proved producing reserves attributed to the Osage-Hopper water flood.

- The report presents net proved reserves of 157 thousand barrels of oil and 197 million cubic feet of gas. You disclose 216 thousand barrels of oil as your proved oil reserves. Please support this difference with definitive technical information or amend your document if it is appropriate.

- The report shows total production costs (net operating costs plus severance and ad valorem taxes) to be $1,502 thousand while your standardized measure presentation discloses $847 thousand as your total production costs plus total development costs. Please explain this difference to us and amend your document if it is appropriate.

Closing Comments

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of draft amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Gary Newberry at (202) 551-3761 or, in his absence, Brad Skinner at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters.   You may contact Ron Winfrey at (202) 551-3704 if you have any questions regarding the engineering comments. Please contact Donna Levy at (202) 551-3292, or in her absence, Timothy Levenberg, Special Counsel, (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: G. Newberry
        R. Winfrey
        D. Levy
        T. Levenberg